STARFIELD RESOURCES INC. (Tier 1)		January 22, 2004
PRESS RELEASE
Corporate Office:		#SRU-1-04
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Vancouver, BC CANADA		SRU – TSX.V
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Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

POSITIVE 2003 UTEM RESULTS PROMPTS LAND ACQUISITION

Successful 2003 surface UTEM geophysical survey results prompted the Company to stake an additional 15,495 acres of mineral claims contiguous to the southern boundary of its 12,331 acre, 100% owned Ferguson Lake nickel, copper, cobalt, platinum and palladium project in Nunavut, Canada.

The Company has received from Syd Visser, P.Geo. of S.J. Geophysics Ltd., a summary report dated January 17, 2004 in letter form, outlining the results and interpretation of geophysical UTEM-3 work carried out during the months of October through December 2003 at Ferguson Lake. The conclusions were:

“ • The 119 Extension conductor located in this survey must have a large strike length.

   • The 119 Extension conductor has a significant depth extent with a depth to top located between a depth of 400 and 600 meters.

   • The 119 Extension conductor has a very high conductivity thickness product.”

The Report also stated:

“Geophysical UTEM-3 surveys conducted during the 2000 and 2001 exploration field season by SJ Geophysics on Starfield Resources’ Ferguson Lake Cu-Ni-PGE project outlined the presence of a very strong (>2000 siemens) conductor. The primary conductor which consisted of the West Zone had a strike length in excess of 12 kilometers in an east-west direction.”

“Drilling performed in 2002 in the westernmost portion of the UTEM-3 survey grid area outlined the 119 Zone. The drilling and later reinterpretation of the 2000-2001 UTEM data suggested that the UTEM-3 anomaly known as the West Zone Extension had not been terminated. In fact, it was following foliation and was heading in a southwesterly direction towards the South Discovery Zone.”

“To confirm this hypothesis, a UTEM-3 survey using the lower base frequency of approximately 3.8Hz (with measuring time out to 129ms) was recommended. In the fall of 2003, SJ Geophysics carried out a program of low frequency UTEM-3 consisting of 48 line kilometers in the area between the 119 Zone and the South Discovery Zone. EM modeling carried out by SJ Geophysics, using the accumulated data, indicates that the West Zone extension and the 119 Zone is the same known mineralized zone. It also suggests that the geophysical signature seen in the West Zone and the 119 Zone carries on to the southwest for at least another 3000 meters. This new zone is known as the 119 Extension. The South Discovery Zone is interpreted as a distal mineralized zone. One lone widely spaced (600m) line at the end of the survey area, suggests that the 119 Extension is open to the southwest and appears to turn even further south. This survey also indicates that the small near surface anomalies located on the South Discovery Zone is a separate zone and not part of the newly discovered 119 Extension conductor.”

The 2003 UTEM-3 target shows only “slight decay between channel 1 (the latest measured time window centered at 96ms) and channel 2 (centered at 48ms) indicates that in some of the data, the conductivity thickness product of the conductor must be significant) greater than 2000 seimens.”

The Company is pleased that the newly outlined 3 kilometer long UTEM geophysical conductor is continuous to the existing 5 kilometer long West Zone, West Zone Extension and 119 Zone where drilling has been completed over 3.2 kilometers. This drilling has successfully demonstrated that the interpreted UTEM conductive target is coincident with massive sulphides contained within the resource estimates made by N.C. Carter, Ph.D, P.Eng dated April 8, 2003.

Of particular interest is the fact that, in his Summary Report, portions of the new 2003 UTEM-3 conductive anomaly have geophysical signatures that have similar, if not better, features than those in the West Zones and 119 Zone.

This news release has been reviewed for content by John Nicholson, P.Geo., a qualified person as defined by NI43-101.

On Behalf of the Board of Directors,

“Glen J. Indra”

Glen J. Indra, President

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

West Zone Extension
119 Extension
Fall 2003
UTEM
DISCOVERY
South
Discovery
Zone
6973000 N
6972000 N
6971000 N
6970000 N
600000 E
601000 E
602000 E
603000 E
604000 E
FERGUSON LAKE PROJECT
UTEM-3 119 Extension
2003 Survey
COMPILATION MAP
Approx. Location & Horizontal projection
SCALE IN METERS
0
400
1000
SJ GEOPHYSICS LTD.
Starfield Resources Inc